April 14, 2005

Mr. David R. Humphrey
Branch Chief
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549-0305

RE: Gener8xion Entertainment, Inc.
    Form 10-KSB - year ended October 31, 2004
    Form 10-QSB - quarter ended January 31, 2005
    Comment Letter of April 7, 2005
    Commission File Number: 000-15382

Dear Mr. Humphrey:

The following is in response to the above referenced letter. The numbers relate to the number of the comment in your letter.

1.   During the period when no compensation was paid or accrued the Company's operations were minimal and there was not significant requirement for the services of these individuals. Accordingly, the Company and the individuals concluded that no compensation was owed during this period. From April 2003 through January 2004 the Company became active in their search for a merger or acquisition candidate and the need for the services of these individuals became significant and their compensation was accrued on the same basis as prior to October 2002. The Company's cash flow did not provide sufficient funds and the Company was able to pay only a portion of the compensation.
     In February 2004, the Company decided and the individuals agreed that because the need for services was intermittent they would be paid on a current basis as the services were provided.

2.   The Company believes that it has complied with the requirement for discussion of critical accounting policies, use of estimates and new accounting pronouncements. With respect to the critical accounting pronouncements we refer to the following excerpt from "Current Accounting and Disclosure Issues of the Division of Corporate Finance dated November
     30, 2004 ".

          To facilitate better disclosure in this area, on December 12, 2001 the
          Commission issued Financial Reporting Release No. 60, Cautionary
          Advice Regarding Disclosure about Critical Accounting Policies. The purpose of the release was to remind management, auditors, Audit committees, and their advisors that the selection and application of the registrants' Accounting policies must be appropriately reasoned.

     Since the Company had negligible operations through fiscal 2004, there were no alternative policies which would have affected the financial statements of the Company. With respect to the use of estimates, the Company disclosed in Note 2 to the financial statements that some estimation was inherent in the accounting and financial reporting process. However, since there were negligible assets and liabilities, there were no estimates (receivable reserves, inventory obsolescence, loss contingencies, etc.) which would materially affect the statements. With respect to new accounting pronouncements, there were none within the reporting period that affected the Company. By way of example, SFAS 149, 150, 151, 152, 153, and 123 (R)
     were not relevant as the Company did not participate in any activities or engage in transactions covered by these pronouncements.

3.   The amount ($ 9,500) consists of an old balance with CDM Interactive, Inc which will be paid when sufficient funds are available. The balance
     ($7,500) is an advance, without interest. It is currently being paid as funds are available. Interest would not be material and no provision therefor has been made.

4.   The statements of cash flow show cumulative net borrowings of approximately
     $93,000. Further the footnote to the statement discloses non-cash transaction of $50,000 for settlement of borrowings from affiliates. The balance of approximately $43,000 consists of approximately $35, 000 long term debt (including current portion), due to affiliates ($9,500); and a difference of approximately $1,500. We will attempt to reconcile the difference and adjust if necessary in future filing.

5.   The Company will make appropriate disclosure in future filings.

6.   Luso American Securities ("Luso") was the original partner in the joint venture. With respect to the recording of the acquisition, - paragraph 35 of SFAS no. 141 states in part "an acquiring entity shall allocate the cost of an acquired entity based on their estimated fair values at date of acquisition. The assets of Luso consisted of cash and office equipment and a corporation for which there would have been costs of organization, estimated at $30,000, and the purchase price was allocated accordingly.
     Therefore since the $30,000 was for such costs the amount was charged to expense.

7.   At the time of the acquisition the principal shareholder (CDM Interactive,
     Inc.) owned approximately 39% of the Company's outstanding shares.

8.   The Company's officers and consultant have significant experience with such equipment, including leasing arrangements. The estimated useful life used was based on that experience and information from others in the industry.
     At the end of the five year lease term the book value of the equipment would be 2/7 of original cost. The likelihood of extending the lease, entering into a new lease or other use or disposition is not presently determinable.

9.   The information relating to the transaction is disclosed under Certain
     Relationships and Related Transactions and will be included in the footnotes to financial statements in future filings.

10.  The director in question is not a significant shareholder. A spare room in his house is occasionally used to meet for discussions. The use of the residence is not significant as to space or time use. At other times the individuals would meet at a restaurant, or contact each other via telephone or email. The Company's CFO generally used his personal computer at his home to prepare filings with the Securities and Exchange Commission and other things. He billed for these services as rendered.

11.  During fiscal 2003, CDM Interactive, Inc., a principal shareholder at that time, sold 750,000 shares of the Company's common stock for a total of
     $185,250. The required filings for the sale were made to the Securities and
     Exchange Commission. Within six months of the dates of sale, the shareholder received shares for retirement of debt. The Company became aware that this transaction was in violation of Section 16 (b) of the SEC
     Act of 1934 and that the shareholder would be required to and subsequently remitted the profit of $110,250 to the Company.

12.  In fiscal 2003, the Company issued options for the purchase of 1,000,000 shares to an individual who was consulting on the Company's involvement in the Cinema City joint venture. The fair value of the options is recognized as expense, in accordance with APB 25 over the vesting period on a straight-line basis. Of the remaining 90,000 options, 50,000 were issued to a consultant and are being amortized in the same manner. The other 40,000 options were issued to directors; the pro forma effect on earnings is not material.

13.  The Company accounted for the acquisition film rights and employment agreement consistent with the guidelines set forth in Staff Accounting bulletin No. 68 (Topic 5), which states in part

          "The Staff believes that transfers of no monetary assets to a company by its promoters or shareholders in exchange for stock prior to or at the time of the company's initial public offering normally should be recorded at the transferor's historical cost basis determined under generally accepted accounting principles."

Although an initial public offering is not planned, this accounting practice has been generally followed by public companies having significant transactions with major shareholders. After the exchange transaction, Mr. & Mrs. Crouch owned approximately 58% of the Company's stock. They did not have any cost, as determined by generally accepted accounting principles, for the film rights that were conveyed. With respect to the employment agreement, a potion of the consideration was identified as shares issued for entering into the agreement, structured primarily for tax and other purposes. In accounting for the transaction the Company followed its economic substance, i.e. they exchanged shares for film rights. Further, even if SAB 68 were not to apply, the Company's common stock is so thinly traded that a block of

shares of this size could not be practicably determined. The fair value of the film rights also would not be determinable, so the transaction under either alternative would be recorded as an exchange of shares for which no dollar amount is recorded.

14.  The services performed consisted of distribution and production services for Miracle Venture, a joint venture in which Mr. Crouch has a minority interest. At this time the full amount of the invoice has been paid. The opportunity to perform these services arose through Mr. Crouch.

15.  The acquisition consisted solely of having Mr. Crouch become the Chief
     Executive Officer of the Company and contributing the distribution rights to a feature film, "One Night with the King" and the script to a proposed animated film project, "Prodigal Son". The Company did not continue the business previously conducted by Mr. Crouch. The Company is renting a small portion of a building occupied by Mr. & Mrs. Crouch: the stage and other facilities in the building are not used by the Company. The Company has not succeeded to any employee base, two individuals who previously worked with
     Mr. Crouch has joined our staff. None of the other factors i.e. (iii)
     through (viii) apply in this transaction. The distribution rights are world-wide in perpetuity. The Company owns the script to the animated project which is in development. Mr. Crouch acquired the distribution rights at no cost from the financier of the film. Principal photography of
     "One Night with the King" was completed and a short version of the animation project was completed at the date of acquisition. No distribution of the film has occurred nor have any commitments for future distribution been made to date. There has been no determination to date of the staff, time, financing or other resources required to complete the projects.

16.  The Company would not have entered into the asset purchase and employment agreement separately - see 13.above. Prior to the transaction involved, the
     Company was a development stage company and believed that the agreement with Mr. & Mrs. Crouch afforded an opportunity to bring to the Company an individual, together with rights to film projects. The Company had spent several years seeking business combinations and believed that this association, especially because it was in an industry well known to the
     Company's principals, was beneficial. The number of shares to be issued in the transaction was reached by negotiation between the Company and Mr. &
     Mrs. Crouch, taking into consideration the expected effect of Mr. Crouch and the film rights on the continuing business of the Company.

The Company understands that it is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Company from taking any action with respect to the filing and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Marilyn Beaubien
Chief Financial Officer